5/21

08002719

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Securitas AB

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
MAY 27 2008
THOMSON REUTERS

**NEW ADDRESS ______

FILE NO. 82- 34719   FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 5/21/08

82-34719

SECURITAS

AR/S
12-31-07

RECEIVED
2008 MAY 21 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securitas AB

Full Year Report
January – December 2007

- *Total sales amounted to MSEK 62,908 (60,523)*
- *Income before taxes amounted to MSEK 1,397 (883)*
- *Net income after tax amounted to MSEK 526 (513)*
- *Earnings per share amounted to SEK 1.44 (1.41)*
- *Total impact from impairment losses of goodwill and items affecting comparability amounted to MSEK -1,068 (-2,060)*
- *Proposed dividend SEK 3.10 (3.10)*

Comments from the President and CEO, Alf Göransson

"The fourth quarter in the Security Services businesses showed continued good organic sales growth and stable operating margins.

In Security Services North America the organic sales growth increased in the fourth quarter, 5 percent compared to 3 percent in the fourth quarter 2006, as a result of several large new contracts starting up in the quarter. The strategy to primarily focus on profitability resulted in a continued positive development of the operating margin during the year.

Security Services Europe continued to show high organic sales growth, 8 percent compared to 7 percent for the full year 2006, and a stable operating margin. New contracts were, however, coming in at a lower gross margin than the average contract portfolio, and this therefore remains a focus area and is addressed in the strategic plan rolled out throughout the Securitas Group during the second half of 2007.

Securitas result is negatively impacted by the problems Loomis has been facing during the year, primarily the Loomis Cash Management (LCM) operation in the United Kingdom. LCM sold its assets and operation to Vaultex UK Ltd owned by HSBC Bank and Barclays Bank on November 24, 2007. The result of the final stock take of all cash meant that no further provisions for historic variances were necessary beyond the provision of MSEK 824 established as of December 31, 2006. Related to the sale of the fixed assets and operations, a provision of MSEK 160 was made in the fourth quarter. Securitas has also made a total provision for non-compliant declarations under the Note Circulation Rules of MSEK 375, including the previous made provision of MSEK 206, for possible additional claims and related costs. The final amount is under discussion between Securitas and the Bank of England."

For further information, please contact:

Alf Göransson, President and CEO, +46 8 657 7400
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, +46 8 657 7332
Micaela Sjökvist, Head of Investor Relations, +46 8 657 7443

Information meeting

An information meeting will be held on February 12, 2008, at 9.30 a.m. CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in the Q&A session), please register in advance via the link https://eventreg2.conferencing.com/webportal3/reg.html?Acc=226943&Conf=183741 and follow the instructions or call +44 (0)20 7162 0125.

The meeting will be webcasted at www.securitas.com

For a recorded version of the information meeting please call
+44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 780257

> Securitas AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 8.00 a.m. (CET) on Tuesday, February 12, 2008.

Financial summary

MSEK	[redacted]	Q4 2006	[redacted]	FY 2006
Sales	[redacted]	15,180	[redacted]	60,523
Organic sales growth, %	[redacted]	*5*	[redacted]	*6*
Operating income before amortization	[redacted]	996	[redacted]	3,591
Operating margin, %	[redacted]	*6.6*	[redacted]	*5.9*
Real change, %	[redacted]	*3*	[redacted]	*4*
Income before taxes, items affecting comparability and impairment losses of goodwill	[redacted]	844	[redacted]	2,943
Real change, %	[redacted]	*2*	[redacted]	*4*
Income before taxes	[redacted]	-659	[redacted]	883
Real change, %	[redacted]	*-183*	[redacted]	*-67*
Net income for the period, continuing operations	[redacted]	-550	[redacted]	513
Earnings per share, before items affecting comparability, continuing operations (SEK) [1]	[redacted]	1.71	[redacted]	6.00
Earnings per share, continuing operations (SEK) [1]	[redacted]	-1.50	[redacted]	1.41

1) For the purpose of the earnings per share (EPS) calculation, the impairment losses of goodwill have also been added back.
EPS is calculated before dilution.

Sales and Income for the Group October – December 2007

Sales amounted to MSEK 16,097 (15,180). Organic sales growth was 6 percent (5). The guarding operation showed good growth in the USA as well as in Europe. In the US operation several large new contracts were started up during the fourth quarter, driving the improvement. The trend with strong new sales in Europe continues. The organic sales growth for Loomis was negatively affected by the loss of a major contract in Sweden and slow growth in the United Kingdom, Denmark and the USA.

Operating income before amortization was 745 (996), which after adjustment for changes in exchange rates is 24 percent lower than in the fourth quarter 2006.

The main reason for the decrease is related to Loomis. The operational losses, costs for legal investigations and audits in the LCM operation in the United Kingdom affected the quarter by MSEK -129 (29) explaining MSEK 158 of the decrease compared to last year. Provisions related to organizational restructuring in Loomis affected the quarter negatively by MSEK 22 and an impairment loss of MSEK 29 relating to premises in Austria has also been recognized by Loomis.

The operating margin was 4.6 percent (6.6).

Acquisition related restructuring costs primarily related to Loomis' acquisition of G4S cash handling operation in France of MSEK -22 (0) has affected the quarter.

Items affecting comparability has impacted the quarter by MSEK -519 (-1,503) and consists of the following items:

- The sale of the assets and the operations of LCM in the United Kingdom, as announced on November 24 2007, resulted in a loss of MSEK 160 due to a lower transaction price than book value and a provision made for warranties agreed with the buyer. On November 24, 2007, a final stock take was made when the assets and operation in LCM was sold to Vaultex. The reconciliation of all accounts and the results of the stock take mean that no further provisions are necessary in relation to the historic variances beyond the provision of MSEK 824 established as of December 31, 2006.
- A further provision for possible additional claims and related costs of MSEK 169 for LCM's non-compliance to Note Circulation Rules (NCS) in the United Kingdom has burdened the quarter. The final amount of the possible claims is under discussion between Securitas and the Bank of England.
- Re-branding costs in Loomis amounted to MSEK 3.
- A provision of MSEK 187, related to labor overtime compensation claims in Spain, has been recognized in the fourth quarter.

Financial income and expense amounted to MSEK -151 (-123).

Revaluation of financial instruments amounted to MSEK -3 (-8).

Income before taxes amounted to MSEK 18 (-659). The LCM operational losses, costs for legal investigations and audits in the quarter of MSEK 129, the Loomis' restructuring costs of MSEK 22, the impairment loss relating to Loomis' premises in Austria of MSEK 29, the loss related to the sale of LCM of MSEK 160, the additional provision related to the NCS non-compliance of MSEK 169, the Loomis' re-branding costs of MSEK 3 and the provision related to labor overtime compensation claims in Spain of MSEK 187, impacted the result in the quarter by a total of MSEK -699. Of this total impact, MSEK -180 has burdened operating income before amortization and consequently the operating margin, while MSEK -519 relates to items affecting comparability.

As a comparison, the fourth quarter 2006 was impacted negatively by the bad debt provision relating to the Globe/Federal Aviation Administration dispute in the USA of MSEK 69. The fourth quarter 2006 also had a provision of MSEK 824 for historical variances in the LCM UK operation which had a negative impact on the result. Furthermore, costs for the listing projects of Securitas Systems AB and Securitas Direct AB, as well as the relocation of the head office, impacted the result negatively by a total of MSEK 32. Finally, MSEK 578 related to other items affecting comparability burdened the fourth quarter in 2006 making a total of MSEK -1,503. For further background information regarding items affecting comparability, please refer to the published Annual Report for 2006.

The Group's tax rate was 282 percent (-16.6). Adjusted for tax on items affecting comparability the tax rate was 28.9 percent (25.9). The tax on these items includes non-deductible items due to the exit of the LCM business in the United Kingdom. The underlying tax rate was 25.5 percent.

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The negative tax rate of -16.6 percent in 2006 includes tax effects from items affecting comparability of approximately -42 percentage points.

The net income was MSEK -34 (-550). Earnings per share were SEK -0,10 (-1.50).

Earnings per share before items affecting comparability and impairment losses of goodwill were SEK 1.04 (1.71).

Impact of impairment losses of goodwill and items affecting comparability

MSEK	[redacted]	Q4 2006	[redacted]	FY 2006
Income before taxes, impairment losses of goodwill and items affecting comparability	[redacted]	844	[redacted]	2,943
Impairment losses of goodwill [1]	[redacted]	-	[redacted]	-
Items affecting comparability	[redacted]		[redacted]	
Globe/FAA	[redacted]	-69	[redacted]	-69
Write-down of Welo	[redacted]	-	[redacted]	-373
LCM provision for historical variances	[redacted]	-824	[redacted]	-824
LCM sale of assets and operations	[redacted]	-	[redacted]	-
LCM provision for NCS declarations	[redacted]	-	[redacted]	-
Re-branding	[redacted]	-	[redacted]	-
Listing and re-location of head office	[redacted]	-32	[redacted]	-216
Overtime compensation Spain	[redacted]	-	[redacted]	-
Other items	[redacted]	-578	[redacted]	-578
Total items affecting comparability	[redacted]	-1,503	[redacted]	-2,060
Total impact from impairment losses of goodwill and items affecting comparability	[redacted]	-1,503	[redacted]	-2,060
Income before taxes	[redacted]	-659	[redacted]	883

1) Classified as Amortization and impairment losses of acqusition related intangible fixed assets

Sales and Income for the Group January – December 2007

Sales amounted to MSEK 62,908 (60,523). Organic sales growth was 5 percent (6). The organic sales growth for Securitas excluding Loomis was on the same level as the previous year primarily as a result of good growth in Security Services Europe.

Operating income before amortization was MSEK 3,182 (3,591). Adjusted for changes in exchange rates, the decrease was 8 percent.

The operational losses, cost for the legal investigations and audits in the LCM operation in the United Kingdom impacted the year by MSEK -308 (49) explaining MSEK 357 of the decrease compared to last year. Provisions related to organizational restructuring in Loomis affected the year negatively by MSEK 41 and an impairment loss of MSEK 29 relating to premises in Austria has also been recognized by Loomis.

The operating margin was 5.1 percent (5.9).

Acquisition related restructuring costs primarily related to Loomis' acquisition of G4S cash handling operation in France and Brinks cash handling operation in the United Kingdom of MSEK -39 (0) has affected the result.

Following the annual impairment test of all cash generating units during the third quarter the goodwill value in the Security Services and Mobile operations in the Netherlands has been adjusted through an impairment of goodwill of MSEK -350 (0).

Items affecting comparability has impacted the year by MSEK -718 (-2,060) and consists of the following items:

- The settlement of the Globe/Federal Aviation Administration dispute in the USA had a positive effect of MSEK 50.

- The sale of the assets and the operations of LCM in the United Kingdom resulted in a loss of MSEK 160. On November 24, 2007, a final stock take was made when the assets and operation in LCM in the United Kingdom was sold to Vaultex. The reconciliation of all accounts and the results of the stock take mean that no further provisions are necessary in relation to the historic variances beyond the provision of MSEK 824 established as of December 31, 2006.
- A total provision for LCM of MSEK 375 for non-compliance to the Note Circulation Rules (NCS) in the United Kingdom has burdened the year. The final amount of possible claims is under discussion between Securitas and the Bank of England.
- Re-branding costs in Loomis amounted to MSEK 46.
- A provision of MSEK 187, related to labor overtime compensation claims in Spain, has been recognized in the fourth quarter.

Financial income and expense amounted to MSEK -565 (-520).

Revaluation of financial instruments amounted to MSEK -7 (-36).

Income before taxes amounted to MSEK 1,397 (883). The LCM operational losses, costs for legal investigations and audits of MSEK 308, the Loomis' restructuring costs of MSEK 41, the impairment loss relating to Loomis' premises in Austria of MSEK 29, the impairment losses of goodwill of MSEK 350, the positive Globe/FAA settlement of MSEK 50, the loss related to the sale of LCM of MSEK 160, the total provision related to the NCS non-compliance of MSEK 375, the Loomis' re-branding costs of MSEK 46 and the provision related to labor overtime compensation claims in Spain of MSEK 187, impacted the result in 2007 by a total of MSEK -1,446. Of this total impact, MSEK -378 has burdened operating income before amortization and consequently the operating margin, while MSEK -350 relates to impairment losses of goodwill and MSEK -718 to items affecting comparability.

As a comparison, the bad debt provision relating to the Globe/Federal Aviation Administration dispute in the USA of MSEK 69 had a negative effect on the result in 2006. Furthermore, 2006 was impacted by MSEK 373 for the write-down of the Welo receivable, the provision of MSEK 824 for historical variances in the LCM in the United Kingdom and a total of MSEK 216 related to the listing projects of Securitas Systems AB and Securitas Direct AB as well as the relocation of the head office. Finally, MSEK 578 related to other items affecting comparability also impacted 2006 negatively. For further background information regarding items affecting comparability, please refer to the published Annual Report for 2006.

The Group's tax rate was 62.4 percent (41.8). Adjusted for non-deductible impairment of goodwill and tax on items affecting comparability the tax rate was 29.1 percent. The tax on these items includes a write-down of a deferred tax asset relating to an uncertainty about the use of a tax loss carry-forward arising from the exit of the LCM business in the United Kingdom. The underlying tax rate was 24.3 percent adjusted for the revaluation of deferred tax assets relating to a tax loss carry-forward due to German and Danish tax reforms.

The tax rate of 41.8 percent in 2006 includes the tax effects of items affecting comparability of approximately 16.3 percentage points.

The net income was MSEK 526 (514). Earnings per share were SEK 1.44 (1.41).

Earnings per share before items affecting comparability and impairment losses of goodwill were SEK 4.78 (6.00). Adjusted also for the LCM and NCS investigation costs but not for the LCM operational losses, the earnings per share was SEK 5.36, which Securitas considers to be the relevant basis for future performance comparisons.

Organic Sales Growth and Operating Margin

	October – December				January – December			
	Organic sales growth, %		Operating margin, %		Organic sales growth, %		Operating margin, %	
MSEK	[redacted]	2006	[redacted]	2006	[redacted]	2006	[redacted]	2006
Security Services North America	[redacted]	3	[redacted]	5.3	[redacted]	5	[redacted]	5.0
Security Services Europe	[redacted]	8	[redacted]	6.6	[redacted]	7	[redacted]	5.8
Mobile and Monitoring	[redacted]	5	[redacted]	13.6	[redacted]	4	[redacted]	13.5
Security Services	[redacted]	5	[redacted]	6.1	[redacted]	6	[redacted]	5.6
Loomis	[redacted]	4	[redacted]	8.4	[redacted]	5	[redacted]	7.3
Group	[redacted]	5	[redacted]	6.6	[redacted]	6	[redacted]	5.9

Security Services North America

	October – December		January – December	
MSEK	[redacted]	2006	[redacted]	2006
Total sales	[redacted]	5,373	[redacted]	21,736
Organic sales growth, %	[redacted]	*3*	[redacted]	*5*
Operating income before amortization	[redacted]	283	[redacted]	1,088
Operating margin, %	[redacted]	*5.3*	[redacted]	*5.0*
Real change, %	[redacted]	-	[redacted]	-

Security Services North America provides specialized guarding services in the three countries of the North American continent: Canada, USA and Mexico. The division consists of one organization for National and Global Accounts; 10 geographical regions and three specialty regions (Automotive, Government Services and Energy) in the USA; plus Canada, Mexico and Pinkerton Consulting & Investigations. In total, there are 97 areas, over 600 branch offices and more than 100,000 employees.

Security Services North America has service offerings in all segments in nearly every industry.

October – December 2007

Organic sales growth was 5 percent in the fourth quarter compared to 3 percent in the same quarter last year. Several large new contracts started up towards the end of 2007, driving the improvement in organic sales growth in the quarter.

The operating margin was 5.3 percent (5.3). In the fourth quarter, the profitability on new sales was on the same level as the average contract portfolio. This is a result of a change in the contract mix in the fourth quarter, with increased weight of larger contracts with slightly lower margins. The focus on profitability remains.

January – December 2007

Organic sales growth was 4 percent, compared to 5 percent last year.

The operating margin was 5.2 percent (5.0). There are several factors leading to this improvement. The main reason is the focus on profitability with supporting incentive systems. Further, the organic sales growth and client retention was strong and internal efficiency was improved. The improvement in the operating margin is driven by improved gross margins in the US guarding operations, while the development in Canada and C&I remain weak. The weaker US dollar negatively affects operating result in Swedish kronor and the real change was 6 percent in the fourth quarter and 8 percent for the full year.

The client retention rate remained over 90 percent. The employee turnover increased slightly to 71 percent (70). The increase from last year is due to sustained improvement in the labor market in the USA.

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Security Services Europe

MSEK	October – December		January – December	
	[redacted]	2006	[redacted]	2006
Total sales	[redacted]	5,808	[redacted]	22,786
Organic sales growth, %	[redacted]	*8*	[redacted]	*7*
Operating income before amortization	[redacted]	383	[redacted]	1,316
Operating margin, %	[redacted]	*6.6*	[redacted]	*5.8*
Real change, %	[redacted]	-	[redacted]	-

As of January 1, 2007 the Securitas European guarding operation consists of Security Services Europe, providing specialized guarding operations for large and medium-sized customers in 20 countries, and Aviation, providing airport security in nine countries. The organization is divided in over 700 branches with a total of approximately 90,000 employees.

October – December 2007

The organic sales growth was 8 percent (8) in the fourth quarter. The strong new sales in many markets in Europe in 2006 and 2007 drives good organic sales growth.

The operating margin was 6.3 percent (6.6). The lower operating margin is partly explained by last year's repayment of pension premiums from FORA AB in Sweden of MSEK 6. Operating income showed a real change of 6 percent in the fourth quarter.

January – December 2007

The organic sales growth was 8 percent (7). Strong organic sales growth was seen in markets such as Norway, Denmark, Estonia, Switzerland, Austria, Turkey and Eastern Europe. In Germany, the lost US Army contract and sales related to the Football World Cup in 2006, resulted in negative organic sales growth. Adjusted for this decline, the growth rate in Germany would have been around 9 percent.

Aviation security is continuing to show double digit organic sales growth, which is largely attributable to the Arlanda/ Bromma contract in Sweden that started in February 2007 and has a total value of more than MSEK 1,000 over five years.

The operating margin was 5.7, compared to 5.8 percent last year. After adjustment for the impact of last year's repayment of pension premiums from FORA AB in Sweden in the amount of MSEK 24, the margin remains unchanged. Operating income showed a real change of 9 percent in the period.

There is continued pressure on price levels and the gross margins within Security Services Europe, and this therefore remains a focus area. The client retention was stable around 90 percent. The employee turnover is slightly higher than in 2006, 39 percent compared to 38 percent. The strong labor markets in most European countries puts pressure on the organization's ability to retain its employees.

Mobile and Monitoring

	October – December		January – December	
MSEK	[redacted]	2006	[redacted]	2006
Total sales	[redacted]	**1,128**	[redacted]	**4,419**
Organic sales growth, %	[redacted]	*5*	[redacted]	*4*
Operating income before amortization	[redacted]	**153**	[redacted]	**597**
Operating margin, %	[redacted]	*13.6*	[redacted]	*13.5*
Real change, %	[redacted]	-	[redacted]	-

Mobile provides mobile security services for small and medium-sized businesses. Services range from beat patrol, call-out services, and city patrol to key-holding services. The average contract value is EUR 300 per month. The customer base consists of firms that cannot have or do not need a full-time security service. Mobile operates in 11 countries across Europe and has 8,750 employees in 37 areas and 274 branches.

Monitoring provides electronic alarm surveillance, and operates under the brand name of Alert Services. Its core business is to provide independent alarm, security and safety monitoring services for both homes and businesses. Alert Services operates in eight countries across Europe and has 750 employees.

October – December 2007

The organic sales growth was 7 percent in the fourth quarter, compared to 5 percent in the fourth quarter 2006. Mobile and Monitoring have a clear focus on building a stronger and larger sales force in order to drive new sales and organic sales growth.

The operating margin was 12.3 percent (13.6) and continues to be impacted by the cost of building up the sales organization and starting up new mobile routes.

January – December 2007

The organic sales growth was 7 percent, compared to 4 percent last year. The growth is a result of the division's growth strategy, including expansion of the sales organization.

In Mobile, strong organic sales growth was seen in markets such as the Netherlands, Norway and Spain. In Monitoring, strong organic sales growth was seen in Finland, the Netherlands and Poland.

The operating margin was 12.0 percent, compared to 13.5 percent in 2006, and has been impacted by the costs of investment in the sales organization.

Loomis

	October – December		January – December	
MSEK	[redacted]	2006	[redacted]	2006
Total sales	[redacted]	**2,844**	[redacted]	**11,474**
Organic sales growth, %	[redacted]	*4*	[redacted]	*5*
Operating income before amortization	[redacted]	**238**	[redacted]	**838**
Operating margin, %	[redacted]	*8.4*	[redacted]	*7.3*
Real change, %	[redacted]	-	[redacted]	-
Operating income before amortization, excl. LCM	[redacted]	209	[redacted]	789
Operating margin, excl. LCM, %	[redacted]	*8.0*	[redacted]	*7.5*

Loomis provides a complete range of integrated cash handling solutions and has a strong market position in the USA and in Western Europe. Services are primarily targeted at central banks, commercial banks, retail chains and shops. Loomis provides customers with a secure and efficient service for cash handling.

Services are divided into three areas: Cash transport, Cash handling and Technical services.

Loomis is a separate legal entity within the Securitas Group.

Securitas plans to list Loomis on the OMX Nordic Exchange late 2008.

On November 24, 2007, Loomis cash handling operation in the United Kingdom, Loomis Cash Management Ltd (LCM), sold its fixed assets and operation to Vaultex UK Ltd jointly owned by HSBC Bank plc and Barclays Bank PLC.

On January 25, 2008, the County administrative court in Stockholm decided to grant Loomis appeal and thereby reversed the ruling made by the Stockholm County administrative board to withdraw Loomis' permit to operate cash handling services in Sweden.

October – December 2007

The organic sales growth was 1 percent (4) in the fourth quarter. In the United Kingdom sales are below last year due to a loss of volume within the Loomis Cash Management operation and that the operation was sold to Vaultex UK Ltd on November 24, 2007. In Sweden the volume was reduced due to the loss of the Swedbank contract in early 2007. The growth remains moderate in the USA. Organic sales growth decrease in Denmark and France also explains lower growth in the division. Spain and Norway showed good organic sales growth in the quarter.

The operating income, MSEK -40 (238), was substantially lower than last year. The deterioration in operating income is primarily explained by the operational losses and costs related to legal investigations and audits in the LCM operation in the United Kingdom and represents MSEK 158 of the decline in operating income. The quarter was burdened by an impairment loss of MSEK 29 relating to premises in Austria. Provisions for onerous customer contracts of MSEK 13 have burdened Loomis Denmark. Provisions related to organizational restructuring in Loomis affected the quarter by MSEK 22. Costs related to the wage harmonization in France have also impacted the quarter.

The operating margin was -1.4 percent (8.4).

Excluding LCM's operational losses, legal investigations and audits, Loomis' operating margin was 3.3 percent (8.0) and the operating income was MSEK 89 (209).

January – December 2007

The organic sales growth was 1 percent (5). The explanation for the development in the fourth quarter also applies to the full year.

The operating income was MSEK 293 (838). The operational losses, costs for legal investigations and audits in the LCM operation explains MSEK 357 of the decline compared to last year. A higher cost of risk in the USA of MSEK 25 has also affected the result. The year was burdened by an impairment loss of MSEK 29 relating to premises in Austria. Provisions for onerous customer contracts of MSEK 13 have burdened Loomis Denmark. Provisions related to organizational restructuring in Loomis affected the year by MSEK 41. Costs related to the wage harmonization in France have also impacted the year.

The weaker US dollar has negatively affected the US operation's operating income compared to 2006.

The operating margin was 2.6 percent (7.3).

Excluding LCM's operational losses, legal investigations and audits, Loomis' operating margin was 5.7 percent (7.5) and the operating income was MSEK 601 (789).

CASH FLOW

October – December 2007

Operating income before amortization amounted to MSEK 745 (996). Net investments in fixed assets after depreciation amounted to MSEK -198 (-89).

Changes in accounts receivable amounted to MSEK 196 (425). Changes in other operating capital employed amounted to MSEK 657 (77).

Cash flow from operating activities amounted to MSEK 1,400 (1,409), equivalent to 188 percent (142) of operating income before amortization.

Free cash flow was MSEK 1,151 (1,002), equivalent to 225 percent (151) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -308 (-86).

Cash flow from items affecting comparability was MSEK 146 (-27). This is mainly explained by the cash flow impact from the sale of LCM's fixed assets.

Cash flow from financing activities was MSEK 6 (-3,659), due to increased short-term borrowings.

Cash flow for the period was MSEK 995 (-2,770).

January – December 2007

Operating income before amortization amounted to MSEK 3,182 (3,591). Net investments in fixed assets after depreciation amounted to MSEK -126 (-34).

Changes in accounts receivable amounted to MSEK -833 (-703). Changes in other operating capital employed amounted to MSEK 1,352 (211).

Cash flow from operating activities amounted to MSEK 3,575 (3,065), equivalent to 112 percent (85) of operating income before amortization. The cash flow from operating activities has been impacted positively by MSEK 181 from the liquidation of Securitas Employee Convertible 2002 Holding S.A.

Free cash flow was MSEK 2,412 (1,780), equivalent to 115 percent (75) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -902 (-362).

Cash flow from items affecting comparability was MSEK -564 (-129). This is mainly explained by a payment of MSEK 654 to settle part of the cash stock variance for LCM made in the third quarter, partly offset by the cash flow impact from the sale of LCM's fixed assets.

Cash flow from financing activities was MSEK 1,746 (-1,106), due to increased short-term borrowings.

Cash flow for the period was MSEK 2,692 (183).

CAPITAL EMPLOYED AND FINANCING

As of December 31, 2007

The Group's operating capital employed was MSEK 4,171 (4,669 as of December 31, 2006).

Acquisitions increased operating capital employed by MSEK 76.

Acquisitions have increased consolidated goodwill by MSEK 376. The annual impairment test of goodwill in the Group's Cash Generating Units took place during the third quarter 2007 when the business plans for 2008 were being prepared. As a result of this a decision was made to recognize impairment losses of goodwill amounting to MSEK 350 in Security Services Netherlands and Mobile Netherlands. The impairment does not affect the cash flow. Adjusted for negative exchange rate differences of MSEK 264 total goodwill for the Group amounted to MSEK 13,794 (14,032 as of December 31, 2006).

Acquisitions have increased acquisition related intangible assets by MSEK 308. After amortization of MSEK 108, reclassifications of MSEK -22 and negative exchange rate differences of MSEK 18, acquisition related intangible assets amounted to MSEK 624 (464 as of December 31, 2006) .

The Group's total capital employed was MSEK 18,692 (19,338 as of December 31, 2006). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK -284 after taking into account net investment hedging and MSEK -359 before net investment hedging of MSEK 75.

The return on capital employed was 13 percent (8 as of December 31, 2006).

The Group's net debt amounted to MSEK 9,878 (9,735 as of December 31, 2006). Acquisitions and acquisition related payments in 2007 increased the Group's net debt by MSEK 902, of which purchase price payments accounted for MSEK 917, assumed net debt for MSEK -54 and acquisition related restructuring costs paid for MSEK 39. The Group's net debt decreased by MSEK 77 due to the translation to Swedish kronor of net debt in foreign currencies.

Dividends of MSEK 1,132 (1,278) were paid to the shareholders in April 2007.

The four convertible loans issued by Securitas AB to Securitas Employee Convertible 2002 Holding S.A. in Luxembourg in May 2002, totaling MEUR 254, were repaid back on May 2, 2007. No conversions have taken place.

In the first quarter 2007, Securitas AB's 6.125 percent MEUR 500 Euro Bond was reclassified from an interest bearing long-term liabilitity to an interest bearing current liability as it matures in March 2008. Securitas has access to long-term funding through its MUSD 1,100 Revolving Credit Facility that matures in 2011 and its MEUR 550 Term Loan Facility maturing in 2010.

The interest coverage ratio amounted to 3.9 (4.4). The free cash flow to net debt ratio amounted to 0.24 (0.18).

Interest expense for the period on the convertible debenture loans that matured on May 2, 2007 amounted to MSEK -30 (-74).

Shareholders' equity amounted to MSEK 8,814 (9,603). The translation of foreign assets and liabilities to Swedish kronor impacted shareholders' equity by MSEK -207 after taking into account net investment hedging of MSEK 75 and MSEK -282 before net investment hedging. Refer to page 23, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2007. The average number of shares after full conversion of the convertible debenture loans that matured on May 2, 2007 was 369,365,776 for 2007.

ACQUISITIONS

All acquisition calculations are finalized no later than one year after the acquisition is made.

Acquisitions January – December 2007 (MSEK)

Company	Division [1]	Included from	Annual sales [2]	Enterprise value [3]	Goodwill	Acq. related intangible assets
Opening balance					14,032	464
KARE, *Turkey* [4]	Security Services Europe	n/a	-	54	61	-
Black Star, *Spain* [4]	Security Services Europe	n/a	-	47	-	-
Chubb van den Enden, *the Netherlands*	Security Services Europe and Mobile & Monitoring	March 1	56	17	5	16
PSI, *Spain* [5]	Security Services Europe	n/a	-	47	8	-
Protection Service, *France*	Security Services Europe	April 1	210	6	-	19
Seguridad Argentina, *Argentina*	New Markets [7]	May 1	186	36	49	34
CPI Security, *Romania*	Security Services Europe	May 1	87	3	-	10
Seguridad Burns de Colombia, *Colombia*	New Markets [7]	June 1	72	20	7	13
G4S Cash Services, *France*	Loomis	July 2	405	234	140	59
Brink's cash handling, *UK*	Loomis	August 6	165	17	-	-
Guardian Armored Security cash handling, *USA*	Loomis	September 1	55	24	-	16
Cono Sur, *Argentina*	New Markets [7]	September 1	58	24	20	9
Walsons, *India*	New Markets [7]	November 9	-	103	-	-
Forza, *Peru*	New Markets [7]	December 1	160	85	66	18
Other acquisitions [6]			257	146	20	114
Total acquisitions January – December 2007			-	863	376	308
Impairment losses of goodwill					-350	-
Amortization/impairment of acquisition related intangible assets					-	-108
Reclassification					-	-22
Translation differences					-264	-18
Closing balance					13,794	624

1) Refers to division with main responsibility for the acquisition. 2) Estimated annual sales. 3) Purchase price plus acquired net debt. 4) Deferred considerations paid in Q1 2007 for KARE and Black Star acquisitions. 5) Deferred consideration paid in Q2 2007 for PSI acquisition. 6) Varmlandsvakt (contract portfolio), Schäferhundvakt (contract portfolio), Royal Sakerhet AB, Kristianstad Hundbevakning (contract portfolio), Nässjo Eksjo Bevakning (contract portfolio), WGA (contract portfolio), PBB Borlänge (contract portfolio) and UVOS, Services Sweden, Facility Network A S, Services Denmark, Rameter Oy (contract portfolio), Services Finland, IDS (contract portfolio) and Alsterwacht, Services Germany; Actir, Avantage Sécurité SARL, Bretagne Protection Surveillance (contract portfolio), SARL Départemental Sécurité (contract portfolio), ESG Sécurité (contract portfolio) and Lahure Protection Sécurité, Services France, Actir (contract portfolio), Lahure (contract portfolio) and Team & MVS, Alert Services France, Patrol (contract portfolio), Services Switzerland, FS&P NV and M.O.T, Services Belgium, Dureca (contract portfolio), Kuypers (contract portfolio), Hummel (contract portfolio) and Vision (contract portfolio), Alert Services Netherlands, Vigilancia y Seguridad S.A., Services Argentina, Asecco and Proguard, Services Uruguay; Security Services Northwest, Loomis USA. 7) New Markets is included in the segment Other.

KARE, Turkey

As announced in the full year report for 2006 Security Services Europe has, through DAK Güvenlik, acquired 100 percent of KARE in Turkey. The company, which has 900 employees, has annual sales of MTRY 15 (MSEK 72) in guarding services.

Black Star, Spain

Black Star in Spain was acquired in December 2005 and a deferred consideration of MEUR 5 (MSEK 47) was paid as planned during the first quarter 2007. A further MEUR 5 will be paid in the first quarter 2008.

Chubb van den Enden, the Netherlands

In March 2007, Securitas acquired Chubb van den Enden in the Netherlands which had total sales of MEUR 6 (MSEK 56), in 2006 and 200 employees. This acquisition confirms Securitas' market-leading position in mobile guarding in the Netherlands.

PSI, Spain

PSI in Spain was acquired in June 2006 and a deferred consideration of MEUR 5 (MSEK 44) was paid as planned during the second quarter 2007. A further MEUR 5 will be paid during the second quarter 2008.

Protection Service, France

In April 2007, Security Services Europe acquired certain assets and customer contracts from Protection Service in France. This company is focused on retail clients and Securitas has taken over personnel and customers representing annual sales of MEUR 23 (MSEK 210). This acquisition makes Securitas the leading player in the French private security market for retail customers.

Seguridad Argentina, Argentina

In April 2007, Securitas in Argentina entered into an agreement to acquire 100 percent of the shares in Seguridad Argentina. This acquisition will bring estimated sales in 2007 of approximately MARS 84 (MSEK 186). Seguridad Argentina is one of the four major players in security services in Argentina with 2,500 employees. This acquisition makes Securitas the leading security services supplier in Argentina with approximately 7,000 employees and annual sales of MSEK 500. The estimated final enterprise value of the acquisition is MARS 42 (MSEK 93).

CPI Security, Romania

Security Services Europe has acquired 55 percent of the shares in CPI Security in Romania. Under the agreement the remaining 45 percent will be purchased in 2010 and the purchase will be based on the financial performance of the company until the year 2009. CPI Security is one of the major players on the Romanian security market. The company's estimated annual sales in 2007 are MRON 30 (MSEK 87) and it has more than 2,000 employees. The estimated final enterprise value is 6 MRON (MSEK 16).

Seguridad Burns de Colombia, Colombia

Following the strategy to expand the Latin American platform, Securitas has acquired 71 percent of the shares in Seguridad Burns de Colombia. Under this agreement the remaining 29 percent of the shares will be purchased in 2010 and the purchase will be based on the financial performance of the company in 2009. The company has approximately 1,000 employees. The company's annual sales are about MCOL 21,500 (MSEK 72). The estimated final enterprise value is MCOL 8,500 (MSEK 27).

G4S cash handling operation, France

Loomis has acquired the G4S cash handling operation in France with 720 employees. The acquisition makes Loomis the market leader in France. The operation has annual sales of approximately MEUR 46 (MSEK 430). The enterprise value is MEUR 25 (MSEK 234).

Brinks' cash handling operation, Great Britain

Loomis has acquired Brinks' cash handling operations in Great Britain. The enterprise value is MGBP 1.1 (MSEK 18).

The Brinks' cash handling operations in Great Britain consists of 350 employees, whereof 260 are in England and 90 in Scotland. The operation has annual sales of approximately MGBP 13 (MSEK 180) and comprises cash transportation and ATM services.

Guardian Armored Security cash handling operation, USA

Loomis has acquired Guardian Armored Security, a Michigan-based cash handling services company. This acquisition makes Loomis the leading cash handling company in the Michigan market. The enterprise value is approximately MUSD 4 (MSEK 23). The operation was consolidated into Loomis' accounts on September 1, 2007.

The Guardian cash handling operations in Michigan consists of 205 employees based in three operating locations within the state. The operation has annual sales of approximately MUSD 9 (MSEK 64) and comprises cash transport and cash handling services.

Cono Sur, Argentina

Securitas in Argentina has entered into an agreement to acquire 100 percent of the shares in the security services company Cono Sur. The final enterprise value is estimated at MARS 17 (MSEK 33).

Cono Sur has annual sales of approximately MARS 27 (MSEK 60). The company operates in the Province of Buenos Aires, the City of Buenos Aires and the southern part of the country. Cono Sur is primarily active within permanent guarding, in the health, banks and industry market segments. With this acquisition Securitas adds important clients to its portfolio.

Forza, Peru

Securitas has acquired 90 percent of the shares in the security services company Forza with subsidairies Forza Alarmas and Forza Amazonica in Peru. Estimated final enterprise value of the acquisition is approximately MPEN 44 (MSEK 94).

Forza has annual sales of approximately MPEN 75 (MSEK 160) and is one of the four largest security services providers in Peru. Forza is based in Lima but with a strong presence in the mining sector in the interior part of the country. The company has approximately 3,200 employees.

Walsons, India

Securitas has acquired 49 percent of the shares in the Indian security services company Walsons. The estimated enterprise value of the 49 percent acquisition is approximately MINR 633 (MSEK 103).

Walsons is the fourth largest national security services company in India and has annual sales of approximately MINR 475 (MSEK 76). Walsons has a high quality contract portfolio with a majority of the business within the IT, insurance and finance sectors. The company has approximately 6,500 employees and is located in nine regions in India.

OTHER SIGNIFICANT EVENTS

USA – Globe/Federal Aviation Admininstration

This dispute was settled in the first quarter 2007.

Brazil – Estrela Azul

In connection with the efforts of Securitas to expand its activities in South America, Securitas entered into an agreement in 2005 with respect to the possible acquisition of a security guarding company in Brazil. The company has since filed for protection from its creditors under Brazilian legislation providing for a judicial restructuring process. In connection with the commencement of this judicial restructuring process, the company has asserted a claim of MUSD 155 against Securitas alleging that Securitas is responsible for the company's failure. Securitas, being a creditor in the insolvency matter, has objected to the company's restructuring plan proposed in the judicial restructuring process. The insolvency judge decided against Securitas and this decision has now been appealed by Securitas. In addition, a number of employees of Estrela Azul who claim to be owed wages have named Securitas in addition to other parties in pending labor suits. Securitas management believes that these claims are without merit.

Spain – Esabe

The final settlement has been signed by all parties and has been submitted to the relevant Spanish court for its approval. A provision for the settlement amount was established as of December 31, 2006. The court has approved the settlement; however the court approval has been appealed.

Spain – Overtime compensation

All major security companies in Spain have been compensating their employees in respect of overtime work in accordance with a labor agreement covering the period 2005 to 2008. In February 2007, the Spanish Supreme Court ruled that the overtime compensation under the existing labor agreement was not in compliance with Spanish law.

The potential exposure in respect of overtime compensation payable to employees of the security services and guarding companies in Spain has increased due to the failure of the security companies and the local unions to negotiate a settlement agreement on the overtime compensation. A petition has been lodged with the lower court in Spain seeking specific guidance as to how overtime compensation shall be calculated. The decision by the court was delivered on January 29, 2008 and supports the opinion of the company on how compensation shall be calculated. The decision will likely be appealed by the local unions.

In the absence of final specific guidance on overtime compensation Securitas will have to prepare for several suits from employees and former employees in respect of historic overtime compensation.

Simultaneously, one industry association has commenced legal proceedings in an attempt to invalidate the current collective bargaining agreement due to an alleged imbalance created by the earlier decision on overtime pay by the Supreme Court. Judgment is not expected until the beginning of 2008. This decision may also be appealed.

Securitas various divisions including Loomis are already the target of several labour claims in Spain and the number of claims is increasing. Based on this fact the management currently estimate the additional compensation to amount to MSEK 187 and a provision of this amount has been recognized as of December 31, 2007. If appealed, Securitas will vigorously defend its position. If the decision is appealed by local unions the final outcome will not be known until 2009.

Germany – US Army

Securitas Germany has filed a law suit against the US Army for unpaid services under a now expired contract for guarding services. Securitas' claim is approximately MEUR 4.4. The US Army has filed a counterclaim of MEUR 10.5 plus penalties (counterclaim amount maximized to three times the base claim) alleging over-billings by Securitas. In anticipation of a hearing scheduled for February 2008 Securitas is taking adequate steps to secure a favourable outcome of its claim. Management currently believes the US Army counterclaim to be without merit.

The United Kingdom – Loomis Cash Management (LCM)

On November 24, 2007, Loomis AB's cash handling operation in the United Kingdom, Loomis Cash Management Ltd (LCM), sold its fixed assets and operation to Vaultex UK Ltd jointly owned by HSBC Bank plc and Barclays Bank PLC.

The sale of the fixed assets and the operations resulted in a loss of MSEK 160 in the fourth quarter, due to a lower transaction price than book value and a provision made for warranties agreed with the buyer. The provision is made to cover potential claims from any of the banks customers claiming reconciliation errors or omissions in their accounts with LCM during the period from June 1, 2007 up and until November 24, 2007, or claims that have arisen and have been notified to LCM prior to June 1, 2007 but have not been settled at closing. Such claims have to be presented to LCM for investigation by LCM prior to August 31, 2008. After that date this obligation expires. LCM has also provided the banks with a capped standard warranty related to the business assets, subject to relevant disclosures.

On November 24, 2007, a final stock take of all cash was made. The reconciliation of all accounts and the results of the stock take mean that no further provisions are necessary in relation to the historic variances beyond the provision of MSEK 824 established as of December 31, 2006.

During Loomis' work to improve its internal control and cut-off processes in the cash handling services of LCM, it came to the attention of management in the second quarter 2007 that for some time LCM had been making declarations that did not comply with the Note Circulation Rules (NCS Rules) in the United Kingdom. In particular, the value of notes eligible for declaration under the NCS Rules appears to have been overstated. One important consequence is that any overstatement could reduce LCM's financing costs.

Both Securitas and the Bank of England have launched investigations into the extent and consequences of declarations made by LCM, as announced on August 7, 2007. As required under the NCS Rules, LCM will pay the costs for this investigation. Securitas has also indemnified the Bank of England against these costs as well as the potential loss of interest and contractual penalties that it is entitled to claim as a direct result of this matter.

As disclosed, in August 2007, Securitas made a provision in relation to this claim of MSEK 206 and a further provision for possible additional claims and related costs of MSEK 169 has been taken in the fourth quarter of 2007 making a total provision of MSEK 375. The final amount of the possible claims is under discussion between Securitas and the Bank of England,

NCS membership was transferred to Barclays and HSBC on November 24, 2007.

For further background information regarding items affecting comparability and contingent liabilities, please refer to the published Annual Report for 2006.

Securitas Employee Convertible series 1-4 2002/2007

The conversion period for the four convertible loans, issued by Securitas to Securitas Employee Convertible 2002 Holding in Luxembourg in May 2002, ended on April 18, 2007. The loans amounted to EUR 254,497,500 corresponding to 14,555,657 new series B-shares in Securitas AB. No conversion has taken place and the loans were paid back in full on May 2, 2007. Securitas Employee Convertible 2002 Holding has now been liquidated according to plan.

New syndicated loan facility

In May, Securitas signed a three year MEUR 550 Multi-Currency Term Loan Facility. The Mandated Lead Arrangers and Bookrunners were BNP Paribas, Citi, The Royal Bank of Scotland and SEB. The Facility is used for refinancing of expiring committed financing as well as for general corporate purposes. The syndication was oversubscribed having been launched at MEUR 450.

Changes in Group Management

Tore K Nilsen, the Divisional President of Security Services Europe, will leave Securitas for a position in the Norwegian Post. Tore K Nilsen has been employed at Securitas since 1988, and has been part of Group Management since 1997. He will stay at Securitas as longest until July 1, 2008.

Bart Adam, presently Chief Operating Officer in Security Services Europe, has been appointed Divisional President and will assume his position when Tore K Nilsen leaves Securitas. Bart Adam, Belgian citizen and Commercial Engineer from Leuven University, has been employed with Securitas since 2000. Bart Adam is already a member of Group Management.

Erik-Jan Jansen, presently Country Manager of Securitas Services Netherlands, has been appointed Chief Operating Officer in Security Services Europe and will be a new member of Group Management.

RISKS AND UNCERTAINTIES

Risks in connection with Securitas' ongoing operations fall into two main categories: operational risks and financial risks. Operational risks are managed with a decentralized approach by the local operations and financial risks are managed centrally by the Group's Treasury Center. In addition to this there are also certain risks connected to the acquisitions made by the Group.

Operational Risks

Operational risks are risks associated with the day-to-day operations and the services provided to customers. These risks may arise when services provided do not meet the required standards and result in loss of property, damage to property or bodily injury. Securitas uses a business risk evaluation model to assess these types of operational risks on an ongoing basis.

Another type of operations-related risk which may impact profitability is the risk that Securitas will not be able to increase prices to be paid by customers in order to compensate fully for increases in wages and related costs.

Financial Risks

Financial risks arise because the Group has external financing needs and operates in a number of foreign currencies. The risks are mainly:
- Interest rate risk
- Foreign currency risk
- Financing risk
- Credit/Counterparty risk

Acquisition Risks

The Group has made a significant number of acquisitions over the years and will as part of the Group's strategy continue to acquire security companies. Although the Group has demonstrated in the past the ability to successfully integrate acquired businesses the integration of new companies always carries certain risks. The profitability of the acquired company may be lower than expected or certain costs in connection with the acquisition may be higher than expected.

Items affecting comparability

For the forthcoming twelve month period, the financial impact of certain items affecting comparability, i.e. the disputes in Brazil, Spain, the United Kingdom (LCM, NCS) and Germany as described in the section Other Significant Events in this report, may vary from the current financial estimates and provisions made by management. This could affect the profitability of the Group.

The preparation of financial reports requires the Board of Directors and Group Management to make estimates and judgments. Estimates and judgments will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates and judgments under different assumptions and conditions.

PARENT COMPANY OPERATIONS

The Parent Company of the Group, Securitas AB, conducts no operating activities. Securitas AB provides Group Management and support functions.

January – December 2007

The Parent Company's income amounted to MSEK 378 (469) and mainly relates to administrative contributions and other income from subsidiaries.

Financial income and expenses amounted to MSEK 525 (3,074). The difference compared to last year is explained by lower intra-group dividend income. Last year included intra-group dividends resulting from the restructuring of the Group that was carried out in connection with the listing of Securitas Systems AB and Securitas Direct AB.

The income after financial items amounted to MSEK 612 (2,868).

As of December 31, 2007

The Parent Company's fixed assets amounted to MSEK 51,264 (53,032 as of December 31, 2006) and mainly comprise shares in subsidiaries of MSEK 51,050 (51,581 as of December 31, 2006). Current assets amounted to MSEK 19,453 (13,979 as of December 31, 2006) of which liquid funds amounted to MSEK 3,187 (813 as of December 31, 2006).

Shareholders' equity amounted to MSEK 24,483 (24,954 as of December 31, 2006).

The Parent Company's liabilities amounted to MSEK 46,234 (42,057 as of December 31, 2006), and mainly consists of interest-bearing debt.

For further information, please refer to the Parent Company's condensed financial statements on page 27.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS – which is the basis for the preparation of this interim report – can be found in Note 2 on pages 74 to 78 in the published Annual Report for 2006. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

The Parent Company's financial statements are prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council's standard RR 32:06 Reporting by legal entities. The most important accounting principles used by the Parent Company can be found in Note 39 on page 104 in the published Annual Report for 2006.

Segment reporting

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise:

Security Services North America (previously Security Services USA)

The change of name does not involve any change in respect of the operations the segment includes. Further information regarding the segment is provided on page 6.

Security Services Europe

As of January 1, 2007 Security Services Europe excludes the operations included under the new primary segment Mobile and Monitoring. Further information regarding the segment is provided on page 7.

Mobile and Monitoring

The operations of Mobile and Monitoring the primary segment were previously a part of Security Services Europe. Further information regarding the new segment is provided on page 8.

Other

In addition to the head office and the Group's joint venture Securitas Direct S.A. (Switzerland), the segment now also includes the operations in Latin America as well as the newly acquired Indian operation. In 2006 the operations in Argentina were included in Security Services Europe. From January 1, 2007 the operations in Argentina as well as the newly acquired operations in Uruguay, Colombia and Peru form part of the segment Other.

Loomis (previously Cash Handling Services)

The change of name does not involve any change in respect of the operations the segment includes. Further information regarding the segment is provided on pages 9–10.

Comparatives have been restated to reflect the change in segment structure.

Disposal Group (IFRS 5)

As of July 1, 2007 the Group recognized certain assets and liabilities as belonging to a so called disposal group. The disposal group related to the exit of the operations of LCM in the United Kingdom and was de-recognized from the balance sheet upon completion of the exit on November 24, 2007. The framework for disposal groups can be found in IFRS 5 non-current assets held for sale and discontinued operations. A disposal group is a group of assets that are to be sold along with related liabilities that are to be transferred as part of the same transaction. To qualify as a disposal group the assets and liabilities shall be recovered principally through a sales transaction, not through continuing use. The disposal group should also be immediately available for sale and its sale must be highly probable within a horizon of one year. A disposal group is measured in two steps. First, all assets and liabilities are measured in accordance with the relevant standard. The disposal group as a whole is then re-measured to the lower of the carrying amount and the fair value less cost to sell. A re-measurement should be carried out at each balance sheet date subsequent to the initial recognition and measurement as a disposal group. Subsequent to the initial recognition as a disposal group no depreciation or amortization should reduce the carrying amount of any non-current assets included in the disposal group. Assets and liabilities included in a disposal group shall be presented separately on the face of the balance sheet. Further information regarding the disposal group can be found in the balance sheet on page 22 and in Note 12 on page 26.

DIVIDEND

The Board of Directors proposes a dividend for 2007 of SEK 3.10 (3.10) per share. The total dividend amounts to 47 percent of free cash flow, which is in line with the dividend level that Securitas should sustain. Tuesday, April 22, 2008 is proposed as record date for the dividend.

FINANCIAL INFORMATION AND ANNUAL GENERAL MEETING 2008

Securitas will release financial information 2008 as follows:

January – December, 2007	February 12, 2008
January – March	May 7, 2008
January – June	August 7, 2008
January – September	November 6, 2008

The Annual Report for 2007 will be available at www.securitas.com in April 2008. Securitas' Annual General Meeting will be held on Thursday, April 17, 2008 at Grand Hôtel, Södra Blasieholmshamnen 8 in Stockholm.

Stockholm, February 12, 2008

Alf Göransson

President and Chief Executive Officer

Review Report

We have reviewed this report for the period 1 January 2007 to 31 December 2007 for Securitas. The board of directors and the President and Chief Executive Officer are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm February 12, 2008
PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

Income

MSEK	[redacted]	Oct-Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Continuing operations					
Sales		14,870.4		59,552.5	56,801.1
Sales, acquired business		309.6		970.5	1,399.5
Total sales		15,180.0		60,523.0	58,200.6
Organic sales growth, % 1)		*5*		*6*	*4*
Production expenses		-12,158.7		-49,029.8	-46,781.8
Gross income		3,021.3		11,493.2	11,418.8
Selling and administrative expenses		-2,030.4		-7,907.0	-7,892.8
Other operating income 2)		4.9		4.9	-
Share in income of associated companies 3)		-		-	-
Operating income before amortization		995.8		3,591.1	3,526.0
Operating margin, %		*6.6*		*5.9*	*6.1*
Amortization and impairment of acquisition related intangible assets 4)		-21.2		-93.3	-98.1
Acquisition related restructuring costs		0.1		-0.4	-1.1
Items affecting comparability		-1,502.9		-2,060.2	-150.6
Operating income after amortization		-528.2		1,437.2	3,276.2
Financial income and expense		-123.2		-519.8	-483.2
Revaluation of financial instruments 5)		-8.0		-35.8	36.2
Share in income of associated companies 3)		0.1		1.2	11.8
Income before taxes		-659.3		882.8	2,841.0
Net margin, %		*-4.3*		*1.5*	*4.9*
Current taxes		-210.7		-690.7	-777.5
Deferred taxes		320.4		321.4	94.5
Net income for the period, continuing operations		-549.6		513.5	2,158.0
Net income for the period, discontinued operations		-		338.5	555.7
Net income for the period, all operations		-549.6		852.0	2,713.7
Whereof attributable to:					
Equity holders of the Parent Company	-35.2	-549.6	524.4	850.4	2,712.2
Minority interests	1.6	-	1.6	1.6	1.5
Earnings per share before dilution, continuing operations (SEK)	-0.10	-1.50	1.44	1.41	5.91
Earnings per share before dilution, discontinued operations (SEK)	-	-	-	0.92	1.52
Earnings per share before dilution, all operations (SEK)	-0.10	-1.50	1.44	2.33	7.43
Earnings per share after dilution, continuing operations (SEK)	-0.10	-1.50	1.44	1.41	5.84
Earnings per share after dilution, discontinued operations (SEK)	-	-	-	0.90	1.47
Earnings per share after dilution, all operations (SEK)	-0.10	-1.50	1.44	2.31	7.31

Cash flow

Operating cash flow MSEK	[redacted]	Oct-Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Continuing operations					
Operating activities					
Operating income before amortization		995.8		3,591.1	3,526.0
Investment in fixed assets		-420.7		-1,511.8	-1,496.0
Reversal of depreciation		331.3		1,477.9	1,509.7
Change in accounts receivable		425.2		-702.6	-311.8
Changes in other operating capital employed		77.7		210.5	399.9
Cash flow from operational activities		1,409.3		3,065.1	3,627.8
Cash flow from operational activities, %		*142*		*85*	*103*
Financial income and expenses paid		-134.1		-516.1	-445.3
Current taxes paid		-273.1		-769.0	-796.9
Free cash flow		1,002.1		1,780.0	2,385.6
Free cash flow, % 6)		*151*		*75*	*105*
Cash flow from investing activities, acquisitions		-86.1		-361.2	-862.5
Cash flow from items affecting comparability		-27.1		-129.3	19.5
Cash flow from financing activities		-3,659.0		-1,106.3	-3,313.5
Cash flow for the period, continuing operations		-2,770.1		183.2	-1,770.9
Cash flow for the period, discontinued operations		-		-1,251.0	2,026.2
Cash flow for the period, all operations		-2,770.1		-1,067.8	255.3

Cash flow MSEK	[redacted]	Oct-Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Cash flow from operations, continuing operations		1,395.8		3,162.1	3,896.8
Cash flow from operations, discontinued operations		-		563.4	965.9
Cash flow from operations, all operations		1,395.8		3,725.5	4,862.7
Cash flow from investing activities, continuing operations		-506.9		-1,872.6	-2,354.2
Cash flow from investing activities, discontinued operations		-		-676.4	-1,060.6
Cash flow from investing activities, all operations		-506.9		-2,549.0	-3,414.8
Cash flow from financing activities, continuing operations		-3,659.0		-1,106.3	-3,313.5
Cash flow from financing activities, discontinued operations		-		-1,138.0	2,120.9
Cash flow from financing activities, all operations		-3,659.0		-2,244.3	-1,192.6
Cash flow for the period, continuing operations		-2,770.1		183.2	-1,770.9
Cash flow for the period, discontinued operations		-		-1,251.0	2,026.2
Cash flow for the period, all operations		-2,770.1		-1,067.8	255.3

Notes 1-4 refers to page 25 and Notes 5-6 refer to page 26.

Change in net debt MSEK	[redacted]	Oct-Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Opening balance		-10,992.8		-11,944.8	-10,633.1
Effect of change in accounting principle		-		-	-3.8
Opening balance adjusted in accordance with new principle		-10,992.8		-11,944.8	-10,636.9
Cash flow for the period, all operations		-2,770.1		-1,067 8	255 3
Change in loans, all operations		3,659 0		966 6	97 4
Change in net debt before revaluation and translation differences, all operations		888.9		-101.2	352.7
Revaluation of financial instruments, all operations [5]		-0.9		-16.2	51 8
Translation differences, all operations		370 2		695 2	-1,712 4
Impact from dividend of discontinued operations		-		1,632.4	-
Change in net debt, all operations		1,258.2		2,210.2	-1,307.9
Closing balance		-9,734.6		-9,734.6	-11,944.8

Capital employed and financing

MSEK	[redacted]	Sep 30, 2007	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
Operating capital employed, continuing operations		5,545.2	4,669.2	6,512.4	5,923.7
Operating capital employed as % of sales, continuing operations [7]		*9*	*8*	*11*	*10*
Return on operating capital employed, continuing operations, % [8]		*34*	*29*	*47*	*60*
Goodwill, continuing operations		13,635 2	14,031 6	14,692.9	15,317 6
Acquisition related intangible assets, continuing operations		534.1	464 2	446 1	359 3
Shares in associated companies, continuing operations		-	172 7	177.2	178 6
Capital employed, continuing operations		19,714.5	19,337.7	21,828.6	21,779.2
Return on capital employed, continuing operations % [9]		*9*	*8*	*13*	*16*
Capital employed, discontinued operations		-	-	-	4 738 5
Capital employed, all operations		19,714.5	19,337.7	21,828.6	26,517.7
Net debt, all operations		-10,812.8	-9,734.6	-10,992.8	-11,944.8
Shareholders' equity, all operations		8,901.7	9,603.1	10,835.8	14,572.9
Net debt equity ratio/multiple, all operations [10]		*1.21*	*1.01*	*1.01*	*0 82*

Balance Sheet

MSEK	[redacted]	Sep 30, 2007	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
ASSETS					
Fixed assets					
Goodwill		13,635.2	14,031.6	14,692.9	17,792.4
Acquisition related intangible assets		534.1	464.2	446 1	638 5
Other intangible assets		211.8	172.7	178 9	313.3
Tangible fixed assets		4,469.3	4,746.5	4,783.8	5,941.5
Shares in associated companies		-	172.7	177.2	178.6
Non-interest bearing financial fixed assets		1,974 6	2,464.3	2,172 8	2,135 6
Interest bearing financial fixed assets		160.5	1,251 8	1,231 3	1,166 8
Total fixed assets		20,985.5	23,303.8	23,683.0	28,166.7
Current assets					
Non-interest bearing current assets		11,975 7	10,500 7	12,079 4	13,974 9
Assets included in disposal group [12]		460 2	-	-	-
Other interest bearing current assets		1,307.4	247 3	125 0	668 5
Liquid funds		3,356 6	1,668 0	4,483 2	3,470 8
Total current assets		17,099.9	12,416.0	16,687.6	18,114.2
TOTAL ASSETS		38,085.4	35,719.8	40,370.6	46,280.9

MSEK	[redacted]	Sep 30, 2007	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Attributable to the equity holders of the Parent Company		8,901.4	9,602.7	10,835.4	14,571 4
Minority interests		0 3	0 4	0 4	1 5
Total shareholders' equity		8,901.7	9,603.1	10,835.8	14,572.9
Equity ratio,%		*23*	*27*	*27*	*31*
Long-term liabilities					
Non-interest bearing long-term liabilities		189 9	368.9	87 7	99 1
Interest bearing long-term liabilities		1,958 9	4,906 9	7,353 8	7,635.2
Non-interest bearing provisions		2,900.1	3,536.1	2,273 8	2,449 8
Total long-term liabilities		5,048.9	8,811.9	9,715.3	10,184.1
Current liabilities					
Non-interest bearing current liabilities and provisions		10,405.9	9,310.0	10,341.0	11,908 2
Liabilities included in disposal group [12]		50.5	-	-	-
Interest bearing current liabilities		13,678.4	7,994.8	9,478.5	9 615.7
Total current liabilities		24,134.8	17,304.8	19,819.5	21,523.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES		38,085.4	35,719.8	40,370.6	46,280.9

Notes 5, 7 10 and 12 refer to page 26.

Statement of Recognized Income and Expense

MSEK		Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Dec 31, 2005 Attributable to equity holders of the Parent Company	Dec 31, 2005 Minority interests	Dec 31, 2005 Total
Net income/expense recognized directly in equity	[redacted]						
Actuarial gains and losses net of tax, all operations		-8.6	-	-8 6	-198.2	-	-198 2
Cash flow hedges net of tax, all operations [5]		14 1	-	14 1	11 2	-	11 2
Net investment hedges, all operations		354.5	-	354 5	-544 6	-	-544 6
Translation differences, all operations		-1,288 8	-1.3	-1,290 1	1,939.2	1 3	1,940 5
Net income/expense recognized directly in equity		**-928.8**	**-1.3**	**-930.1**	**1,207.6**	**1.3**	**1,208.9**
Net income for the period, all operations		850 4	1.6	852.0	2,712.2	1 5	2,713.7
Total income/expense for the period		**-78.4**	**0.3**	**-78.1**	**3,919.8**	**2.8**	**3,922.6**

Changes in shareholders' equity is provided in Note 11.

Data per share

SEK		Oct-Dec 2006		Jan-Dec 2006	Jan-Dec 2005
Share price, end of period, continuing operations	[redacted]	106.00	[redacted]	106 00	90.00
Earnings per share before dilution and before items affecting comparability, continuing operations *		1.71		6.00	6 32
Earnings per share before dilution, continuing operations		-1.50		1 41	5 91
Earnings per share before dilution, discontinued operations		-		0 92	1 52
Earnings per share before dilution, all operations		-1.50		2.33	7 43
Earnings per share after dilution and before items affecting comparability, continuing operations *		1.70		5 97	6 24
Earnings per share after dilution, continuing operations		-1.50		1 41	5 84
Earnings per share after dilution, discontinued operations		-		0 90	1 47
Earnings per share after dilution, all operations		-1.50		2.31	7 31
Earnings per share before dilution, items affecting comparability and LCM investigation costs **		n/a		n/a	n/a
Dividend ***		-		3 10	3 50
P/E-ratio after dilution and before items affecting comparability, continuing operations		-		18	14
Number of shares outstanding		365,058,897		365,058,897	365 058,897
Average number of shares outstanding		365,058,897		365,058,897	365,058,897
Number of shares after dilution		379,614,554		379,614,554	375,015,400
Average number of shares after dilution		379,614,554		376,165,189	378,712,105

** For purpose of this earnings per share (EPS) calculation, the impairment losses of goodwill have been adjusted for.*
*** For the purpose of this EPS calculation the impairment losses of goodwill and the LCM and NCS investigation costs have been adjusted for. The operational losses of LCM have not been adjusted for. Securitas considers the full year EPS of SEK 5.36 for 2007 to be the relevant basis for future performance comparisons. This EPS measure is calculated for this purpose only and no comparatives will be presented.*
**** For Jan Dec 2007 proposed dividend*

Notes 4 and 11 refer to pages 25 and 26.

Segment overview January – December 2007 and 2006

The Group has changed its segment reporting structure effective January 1, 2007 and the primary segments now comprise: Security Services North America, Security Services Europe, Mobile and Monitoring, Other and Loomis. Further information is provided under the section for each division and under Accounting principles on pages 18–19.

Comparatives have been restated to reflect the change in segment structure.

January – December 2007 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	[redacted]	Loomis	Eliminations	[redacted]
Sales, external	20,933	25,322	4,661	598	-	[redacted]	11,394	-	[redacted]
Sales, intra-group	-	31	175	-	-184	[redacted]	3	-25	[redacted]
Total sales	**20,933**	**25,353**	**4,836**	**598**	**-184**	[redacted]	**11,397**	**-25**	[redacted]
Organic sales growth, %	***4***	***8***	***7***	-	-	[redacted]	***1***	-	[redacted]
Operating income before amortization	**1,080**	**1,433**	**578**	**-202**	-	[redacted]	**293**	-	[redacted]
of which income in associated companies	-	-	-	*0*	-	[redacted]	-	-	[redacted]
Operating margin, %	***5.2***	***5.7***	***12.0***	-	-	[redacted]	***2.6***	-	[redacted]
Amortization and impairment of acquisition related intangible assets [1]	-15	-271	-149	-5	-	[redacted]	-18	-	[redacted]
Acquisition related restructuring costs	-	0	-1	-1	-	[redacted]	-37	-	[redacted]
Items affecting comparability	50	-124	-4	-	-	[redacted]	-640	-	[redacted]
Operating income after amortization	**1,115**	**1,038**	**424**	**-208**	-	[redacted]	**-402**	-	[redacted]

1) Amortization and impairment of acquisition related intangible assets									
Amortization of acquisition related intangible assets	-15	-32	-38	-5	-	[redacted]	-17	-	[redacted]
Impairment of acquisition related intangible assets	-	-	-	-	-	[redacted]	-1	-	[redacted]
Impairment losses of goodwill	-	-239	-111	-	-	[redacted]	-	-	[redacted]
Total	-15	-271	-149	-5	-	[redacted]	-18	-	[redacted]

January – December 2006 MSEK	Security Services North America	Security Services Europe	Mobile and Monitoring	Other	Eliminations	[redacted]	Loomis	Eliminations	[redacted]
Sales, external	21,736	22,773	4,251	292	-	[redacted]	11,471	-	[redacted]
Sales, intra-group	-	13	168	-	-148	[redacted]	3	-36	[redacted]
Total sales	**21,736**	**22,786**	**4,419**	**292**	**-148**	[redacted]	**11,474**	**-36**	[redacted]
Organic sales growth, %	***5***	***7***	***4***	-	-	[redacted]	***5***	-	[redacted]
Operating income before amortization	**1,088**	**1,316**	**597**	**-248**	-	[redacted]	**838**	-	[redacted]
of which income in associated companies	-	-	-	-	-	[redacted]	-	-	[redacted]
Operating margin, %	***5.0***	***5.8***	***13.5***	-	-	[redacted]	***7.3***	-	[redacted]
Amortization of acquisition related intangible assets	-25	-24	-29	-2	-	[redacted]	-13	-	[redacted]
Acquisition related restructuring costs	-	-1	-	-	-	[redacted]	-	-	[redacted]
Items affecting comparability	-69	-120	-	-360	-	[redacted]	-1,511	-	[redacted]
Operating income after amortization	**994**	**1,171**	**568**	**-610**	-	[redacted]	**-686**	-	[redacted]

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	[redacted]
Total sales	
Acquisitions/Divestitures	
Currency change from 2006	
Organic sales	

Sales, MSEK	[redacted]
Total sales	
Acquisitions/Divestitures	
Currency change from 2006	
Organic sales	

Operating income, MSEK	[redacted]
Operating income	
Currency change from 2006	
Operating income	

Operating income, MSEK	[redacted]
Operating income	
Currency change from 2006	
Operating income	

Income before taxes, MSEK	[redacted]
Income before taxes	
Currency change from 2006	
Income before taxes	

Income before taxes, MSEK	[redacted]
Income before taxes	
Currency change from 2006	
Income before taxes	

Note 2 Other operating income
Other operating income comprises of trademark fees from Securitas Direct AB and Securitas Systems AB.

Note 3 Shares in associated companies
Securitas recognizes share of income in associated companies depending on the purpose of the investment:
- Associated companies that have been acquired to contribute to the operations (operational) are included in operating income before amortization.
- Associated companies that have been acquired as part of the financing of the Group (financial investments) are included in income before taxes as a separate line within the finance net

Associated companies classified as operational:

MSEK	[redacted]	Oct -Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Walsons Services PVT Ltd	[redacted]	-	[redacted]	-	-
Facility Network A/S		-		-	-
Share in income of associated companies included in operating income before amortization		-		-	-

Walsons Services PVT Ltd was acquired during the fourth quarter 2007. The share of equity is 49 percent and the domicile is Dehli, India. Book value as of December 31, 2007 amounts to MSEK 103.1.

Facility Network A/S was formed during 2007. The share of equity is 20 percent and the domicile is Copenhagen, Denmark. Book value as of December 31, 2007 amounts to MSEK 0.4.

Associated companies classified as financial investments:

MSEK	[redacted]	Oct -Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Securitas Employee Convertible 2002 Holding S.A.	[redacted]	0 1	[redacted]	1.2	11 8
Share in income of associated companies included in income before taxes		0.1		1.2	11.8

Securitas Employee Convertible 2002 Holding S.A., was liquidated during 2007. The share of equity was 43.1 percent and the domicile was Luxembourg.

Note 4 Amortization and impairment of acquisition related intangible assets

MSEK	[redacted]	Oct -Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Amortization and impairment of acquisition related intangible assets	[redacted]	-21.2	[redacted]	-93 3	-98.1
Impairment losses of goodwill 1)		-		-	-
Amortization and impairment of acquisition related intangible assets		-21.2		-93.3	-98.1
Whereof impairment losses of acqusition related intangible assets:					
Loomis	-0 6	-	-0 6	-	-
Total	-0 6	-	-0.6	-	-
Whereof impairment losses of goodwill in:					
Security Services Europe	-	-	-239.4	-	-
Mobile and Monitoring	-	-	-110.5	-	-
Total	-	-	-349.9	-	-

1) In December 2006 an impairment loss of goodwill of MSEK 41.2 was recognized in respect of Loomis Cash Management. The amount was recognized as an item affecting comparability and consequently is not included in Jan-Dec 2006 above.

Note 5 Revaluation of financial instruments

MSEK	[redacted]	Oct-Dec 2006	[redacted]	Jan-Dec 2006	Jan-Dec 2005
Recognized in the statement of income					
Revaluation of financial instruments		-8.0		-35.8	36.2
Deferred tax		2.2		10.0	-10.1
Impact on net income		**-5.8**		**-25.8**	**26.1**
Recognized via statement of recognized income and expense					
Cash flow hedges		7.1		19 6	15 6
Deferred tax		-2.1		-5.5	-4.4
Cash flow hedges net of tax		**5.0**		**14.1**	**11.2**
Total revaluation before tax		-0.9		-16 2	51.8
Total deferred tax		0.1		4 5	-14 5
Total revaluation after tax		**-0.8**		**-11.7**	**37.3**

The amount disclosed in the specification of Change in net debt on page 22 is the total revaluation before tax.

Note 6 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes)

Note 7 Operating capital employed as % of sales, continuing operations

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 8 Return on operating capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of the average balance of operating capital employed.

Note 9 Return on capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies relating to financial investments (Note 3).

Note 10 Net debt equity ratio/multiple, all operations

Net debt in relation to shareholders' equity.

Note 11 Changes in shareholders' equity

	[redacted]	Dec 31, 2006			Dec 31, 2005		
MSEK		Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2007/2006/2005		14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39		-	-	-	-2 7	-	-2 7
Opening balance adjusted in accordance with new principle		14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax, all operations		-8 6	-	-8 6	-198 2	-	-198.2
Cash flow hedges net of tax, all operations		14 1	-	14 1	11 2	-	11 2
Net investment hedges, all operations		354 5	-	354.5	-544 6	-	-544.6
Translation differences, all operations		-1,288.8	-1.3	-1,290.1	1,939 2	1 3	1,940.5
Net income /expense recognized directly in equity		-928.8	-1.3	-930.1	1,207.6	1.3	1,208.9
Net income for the period, all operations		850.4	1.6	852.0	2,712 2	1 5	2,713.7
Total income/expense for the period		-78.4	0.3	-78.1	3,919.8	2.8	3,922.6
Transactions with minority interests		-	-	-	-	-17 9	-17.9
Dividend paid to the shareholders of the Parent Company		-1,277.7	-	-1,277.7	-1,095 2	-	-1,095 2
Dividend of net assets in Direct and Systems		-3,612.6	-1.4	-3,614.0	-	-	-
Closing balance December 31, 2007/2006/2005		9,602.7	0.4	9,603.1	14,571.4	1.5	14,572.9

Note 12 LCM - Disposal group

The assets and liabilities included in the disposal group as of September 30, 2007 have been sold on November 24, 2007 or to the extent that they were not included in the transaction reclassified from the disposal group back to the relevant balance sheet line. The related deferred tax liability has been reversed via deferred taxes in the statement of income.

MSEK	[redacted]
Consideration received for fixed assets sold to Vaultex Ltd	
Book value of tangible fixed assets	
Capital loss on sale of tangible fixed assets	

The total consideration for the fixed assets amounted to MGBP 20 and is included with other receipts and payments relating to the sale of assets and transfer of the operations as Cash flow from items affecting comparability. The capital loss is included in the statement of income as part of Items affecting comparability together with the provisions recognized as part of the exit transaction. The total impact amounts to MSEK -159.5 (MGBP -12.0).

Parent Company

Income

MSEK	[redacted]	Jan – Dec 2006
Administrative contribution and other revenues		469 4
Gross income		**469.4**
Administrative expenses		-675 2
Operating income		**-205.8**
Financial income and expenses		3,074.1
Income after financial items		**2,868.3**
Appropriations		7.7
Income before taxes		**2,876.0**
Taxes		1.1
Net income for the period		**2,877.1**

Balance

MSEK	[redacted]	Dec 31, 2006
ASSETS		
Fixed assets		
Shares in subsidiaries		51,580.5
Shares in associated companies		163.8
Other non-interest bearing fixed assets		105.5
Interest bearing financial fixed assets		1,181.9
Total fixed assets		**53,031.7**
Current assets		
Non-interest bearing current assets		2,007.1
Other interest bearing current assets		11,158.2
Liquid funds		813.3
Total current assets		**13,978.6**
TOTAL ASSETS		**67,010.3**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Restricted equity		7,727.7
Non-restricted equity		17,225 9
Total shareholders' equity		**24,953.6**
Untaxed reserves		**0.1**
Long-term liabilities		
Non-interest bearing long-term liabilities/provisions		55.4
Interest bearing long-term liabilities		4,575.6
Total long-term liabilities		**4,631.0**
Current liabilities		
Non-interest bearing current liabilities		471.9
Interest bearing current liabilities		36,953.7
Total current liabilities		**37,425.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILTIES		**67,010.3**

82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 215,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

END